Exhibit (a)(1)

                   EXTENSION OF OFFER TO PURCHASE FOR CASH

                                MR. BEN FARAHI
                 IS OFFERING TO PURCHASE UP TO 25,000 UNITS OF
                       LIMITED PARTNERSHIP INTEREST IN
                      BIGGEST LITTLE INVESTMENTS, L.P.,
                       A DELAWARE LIMITED PARTNERSHIP,
                         FOR $110.00 PER UNIT IN CASH

     Subject to the terms and conditions set forth herein, I will purchase up to 25,000 (approximately 13.8%) of the outstanding units of limited partnership interest in your partnership; provided, however, that if the purchase of units tendered would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. If more than 25,000 units are tendered to me, I will accept units on a pro rata basis according to the number of units tendered by each person; provided, however, that if the purchase of 25,000 units would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. As of March 20, 2009, 2,389 units have been tendered to me.

     You will not pay any fees or commissions if you tender your units, with the exception of taxes or fees which may be payable in respect of custodial or other beneficiary accounts.

     My offer is not subject to any minimum number of units being tendered.

     I am an affiliate of your general partner. I am making this offer with a view towards making a profit.

     My offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on April 9, 2009, unless I extend the deadline.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE OFFER TO PURCHASE DATED JANUARY 30, 2009 (THE "OFFER TO PURCHASE"), AS AMENDED BY THIS EXTENSION OF OFFER TO PURCHASE, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH MY OFFER, INCLUDING THE FOLLOWING:

     - On October 16, 2006, your general partner completed a thorough review of an offer received by the partnership from counsel to Monarch Casino & Resort, of which my brothers, John and Bob Farahi, are officers and directors, proposing to purchase the Sierra Marketplace Shopping Center, the partnership's sole property, at a cash price of $27 million, subject to certain conditions. The general partner concluded that this offer was not in the best interest of the partnership's limited partners and, therefore, did not enter into negotiations with Monarch. In the event that the partnership had accepted the offer and distributed the proceeds therefrom, the limited partners would have been entitled to an amount equal to approximately $175 per unit. I own approximately 12.1% of the outstanding shares of common stock of Monarch Casino & Resort and, as such, am deemed to be an affiliate of Monarch. Further, I served as an officer and director of Monarch Casino & Resort from its inception until my resignation from such positions in May 2006. Accordingly, a conflict of interest exists for me between my stock ownership of Monarch Casino & Resort and my position as sole manager of your partnership's general partner.


     - Although I anticipate that the value of the Sierra Marketplace property may appreciate substantially in the next five to 10 years and, therefore, I do not believe that a sale of the property before that time is in the best interests of your partnership, I will consider any unsolicited offers received by the partnership relating to Sierra Marketplace, in accordance with my fiduciary duties as the sole manager of the partnership's general partner. I considered Monarch's unsolicited offer in accordance with those fiduciary duties.

     - I am making my offer to make a return on my investment. Accordingly, in establishing my purchase price I was motivated to set the lowest price for your units that might be acceptable to you consistent with my objectives. Such objectives may conflict with your interest in receiving the highest price for your units.

     - My purchase price of $110.00 is not based on any third party appraisal or valuation. In addition, my purchase price was determined without any arm's-length negotiation between me and your partnership. No independent person has given an opinion on the fairness of my offer, and no representation is made by me or the general partner of your partnership on the fairness of my offer. According to Direct Investment Spectrum, a publication covering limited partnerships, between November 2007 and June 2008, a limited number of units were traded in the informal secondary market between a low of $130 and a high of $175 per unit. No unit sales were reported in the secondary market between June 2008 and October 2008, and no public information is available regarding sales of units in the secondary market since October 2008. My purchase price is approximately 32% below the average price for the limited number of units which were traded in the informal secondary market between November 2007 and June 2008. Between September 2008 and December 2008, through various private transactions, I agreed to purchases an aggregate of 1,330 units at $140 per unit. In January 2009, I acquired an aggregate of 2,091 units for $120 per unit through private transactions. I have estimated the liquidation value per partnership unit at $101.80, using a very conservative calculation methodology. (See "Section 13. Background of the Offer" in the Offer to Purchase.)

     - If you tender your units you will be giving up future potential value from owning the units.

     - You may receive more value by retaining your units than by selling your units to me.

     - I am an affiliate of the general partner of your partnership. For the year ended December 31, 2007 and the fiscal quarter ended September 30, 2008, the general partner was allocated an aggregate of $19,902 and $1,232, respectively, of your partnership's taxable income for acting in its capacity as the general partner and $112,788 and $19,442, respectively, in management fees.

     - It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers on a periodic basis, to the extent I have the financial wherewithal to undertake such offers, until I have acquired ownership of over 50% of the then outstanding limited partnership units. I do not have any intent to engage in tender offers or make additional acquisitions upon achieving ownership of over 50% of the outstanding units. In the course of acquiring just over 50% of the units of your partnership, I will be providing limited partners with a cost-effective liquidity alternative to the more expensive secondary market.


     The Offer to Purchase is amended by this Extension of Offer to Purchase by extending the expiration date of the offer from March 20, 2009 to April 9, 2009.

     The first paragraph of the Offer to Purchase is hereby amended by deleting it in its entirety and replacing it with the following:

          "Subject to the terms and conditions set forth herein, I will purchase up to 25,000 (approximately 13.8%) of the outstanding units of limited partnership interest in your partnership; provided, however, that if the purchase of units tendered would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. If more than 25,000 units are tendered to me, I will accept units on a pro rata basis according to the number of units tendered by each person; provided, however, that if the purchase of 25,000 units would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record."

     The last bulleted paragraph of the list of risk factors beginning on the cover page of the Offer to Purchase is hereby amended by deleting it in its entirety and replacing it with the following:

          "It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers on a periodic basis, to the extent I have the financial wherewithal to undertake such offers, until I have acquired ownership of over 50% of the then outstanding limited partnership units. I do not have any intent to engage in tender offers or make additional acquisitions upon achieving ownership of over 50% of the outstanding units. In the course of acquiring just over 50% of the units of your partnership, I will be providing limited partners with a cost-effective liquidity alternative to the more expensive secondary market."

     The section of the Offer to Purchase entitled "SUMMARY TERM SHEET ? THE OFFER" is hereby amended by deleting it in its entirety and replacing it with the following:

          "THE OFFER. Subject to the terms and conditions set forth herein, I am offering to acquire up to 25,000 of the limited partnership units of BIGGEST LITTLE INVESTMENTS, L.P., your partnership, for $110.00 per unit in cash. See "Section 1. Terms of the Offer"; "Section 2. Proration; Acceptance for Payment and Payment for Units"; "Section 3. Procedures for Tendering Units"; "Section 4. Withdrawal Rights"; "Section 5. Extension of Tender Period; Termination; Amendment"; "Section 13. Background of the Offer"; and "Section 14. Conditions of the Offer."

     The section of the Offer to Purchase entitled "SUMMARY TERM SHEET ? EXPIRATION DATE" is hereby amended by deleting it in its entirety and replacing it with the following:

     "EXPIRATION DATE. My offer expires on April 9, 2009, unless extended, and you can tender your units until my offer expires. See "Section 1. Terms of the Offer."

     The section of the Offer to Purchase entitled "SUMMARY TERM SHEET ? CONDITIONS TO THE OFFER" is hereby amended by deleting it in its entirety and replacing it with the following:


     "CONDITIONS TO THE OFFER.  There are certain conditions to my offer.
     For example, I shall not be required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend my offer as to such units, if at any time prior to the expiration of the offer, the purchase of units tendered would result in the number of record holders of units being less than 350. See "Section 14. Conditions of the Offer."

     The section of the Offer to Purchase entitled "RISK FACTORS ? POSSIBLE FUTURE OFFER AT A HIGHER PRICE" is hereby amended by deleting it in its entirety and replacing it with the following:

     "POSSIBLE FUTURE OFFER AT A HIGHER PRICE. It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers on a periodic basis, to the extent I have the financial wherewithal to undertake such offers, until I have acquired ownership of over 50% of the then outstanding limited partnership units. I do not have any intent to engage in tender offers or make additional acquisitions upon achieving ownership of over 50% of the outstanding units. I have no intent or plan to cause the units to be deregistered under the Exchange Act, to suspend the partnership's reporting obligations under the Exchange Act, or otherwise to take the partnership private."

     The first paragraph of the section of the Offer to Purchase entitled "THE OFFER ? SECTION 1. TERMS OF THE OFFER" is hereby amended by deleting it in its entirety and replacing it with the following:

          "SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the offer, I will accept and thereby purchase up to 25,000 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase; provided, however, that if the purchase of units tendered would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. For purposes of this offer, the term "expiration date" means 12:00 Midnight, New York City time, on April 9, 2009, unless I have extended the period of time during which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as extended by me, expires. See Section 5 of this offer to purchase for a description of my right to extend the period of time during which the offer is open and to amend or terminate my offer."

     The first two paragraphs of the section of the Offer to Purchase entitled "THE OFFER ? SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS" are hereby amended by deleting them in their entirety and replacing them with the following:

     "SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or before the expiration date and not properly withdrawn is 25,000 or less, I will accept for payment, subject to the terms and conditions of the offer, all units so tendered; provided, however, that if the purchase of units tendered would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. If more than 25,000 units are validly tendered on or prior to the expiration date and not properly withdrawn, I will accept for payment an aggregate of 25,000 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner with appropriate adjustments to avoid purchases of fractional units; provided, however, that if the purchase of 25,000 units would result in the number of record holders of units being less than 350, then I will accept only as many units as possible on a pro rata basis such that following acceptance of these units there will still be at least 350 unit holders of record. Please note that avoiding the purchase of fractional units, whether to limit the number of units purchased to 25,000 or to maintain at least 350 record holders, may require you to retain ownership of one or more of the units you tendered. To the extent required by law, the offer will be extended by up to ten business days following any proration of units required by this section to ensure that there will still be at least 350 unit holders of record.

          I will pay for units validly tendered, accepted and not withdrawn in accordance with Section 4, within five days following the expiration date. In all cases, the payments for units purchased in my offer will be made only after timely receipt by my Depositary of a properly completed and duly executed letter of transmittal or a facsimile thereof, and any other documents required by the terms hereof or by the letter of transmittal. See "Section 3. Procedures for Tendering Units.""

     The section of the Offer to Purchase entitled "THE OFFER ? SECTION 8. FUTURE PLANS" is hereby amended by deleting it in its entirety and replacing it with the following:

          "SECTION 8. FUTURE PLANS. My intended goal is to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market and to acquire just over 50% of the outstanding units of your partnership. I am seeking to acquire units primarily for investment purposes and with a view to making a profit. I also control the partnership currently as the manager of its general partner. As long as I have the financial wherewithal to undertake acquisitions of limited partnership units, I anticipate continuing to make offers on a periodic basis until I have acquired ownership of over 50% of the then outstanding limited partnership units. I do not have any intent to engage in tender offers or make additional acquisitions upon achieving ownership of over 50% of the outstanding units. I have no intent, plan or purpose to cause the units to be deregistered under the Exchange Act, to suspend the partnership's reporting obligations under the Exchange Act, or otherwise to take the partnership private."

     The first paragraph of the section of the Offer to Purchase entitled "THE OFFER ? SECTION 14. CONDITIONS OF THE OFFER" is hereby amended by deleting it in its entirety and replacing it with the following:

          "Notwithstanding any other term of my offer, I shall not be required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend my offer as to such units, if at any time prior to the expiration of the offer, (i) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of my offer or the acceptance for payment of or payment for any units by me, or (ii) the purchase of units tendered would result in the number of record holders of units being less than 350."



     I have filed with the Commission a Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to my offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 hereof, except that they will not be available at the regional offices of the Commission.

                                                BEN FARAHI


March 20, 2009



     The letter of transmittal and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

     VIA U.S. MAIL       American Stock Transfer & Trust Company
                         59 Maiden Lane
                         New York, New York 10038
                         Attn:  Reorg. Department - RAM 2

     VIA HAND AND        American Stock Transfer & Trust Company
     OVERNIGHT COURIER   6201 15th Avenue
                         Brooklyn, New York 11219
                         Attn:  Reorg. Department - RAM 2

     VIA FACSIMILE:      (718) 234-5001

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

                    The Information Agent for the Offer is:

                           MacKenzie Partners, Inc.
                              105 Madison Avenue
                           New York, New York 10016
                       tenderoffer@mackenziepartners.com

                                 800-322-2885
                                 212-929-5500